UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                      Registration Statement on Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 GAMEPLAN, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)


           NEVADA                                        87-0493596
     ---------------------------                  ------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

                               3701 FAIRVIEW ROAD
                                 RENO, NV 98511
                 -----------------------------------------------
                     (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (775) 853-3980

Securities registered pursuant to Section 12(b) of the Act:

          Title of each class          Name of each exchange on which
           to be registered             each class is to registered

               NONE                                  NONE

Securities registered pursuant to Section 12(g) of the Act:

$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

        Organization and Charter Amendments
        -----------------------------------

     On August 26, 1981, Sunbeam Solar Inc. (the "Predecessor Company") was organized under the laws of the State of Utah. The Company was dormant until April 27, 1984, at which time common stock was issued. The Company offered and sold 2,500,000 shares of common stock to Utah residents and 750,000 shares of common stock to the officers and directors. The offering was completed in May 1985.

     In December 1991, the Predecessor Company reverse split its issued and outstanding common stock on the basis of 1 for 5.

     In December 1991, GamePlan, Inc. (the "Company") was incorporated in the State of Nevada for the sole purpose of merging the Predecessor Company with and into The Company. The Company's initial authorized capital was 50,000,000 shares, consisting of 10,000,000 shares of preferred voting stock, par value of One Mill ($0.001) and 40,000,000 shares of common voting stock, par value of One Mill ($0.001). A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On December 23, 1991, the Predecessor Company entered into a plan of merger with the Company. On December 31, 1991, Articles of Merger were filed, which included the Plan of Merger as Exhibit A. The Company was the surviving entity. A copy of the Articles of Merger is attached hereto and is incorporated herein by reference. See Part III, Item 1. GamePlan Inc. was and is the surviving corporation

     On December 30, 1993, the Company's Articles of Incorporation were amended to change the authorized capital to 40,000,000 shares of $.001 par value common stock with all stock of the corporation to be of the same class, common, and have the same rights and preferences. In addition, Article V was amended as follows: "The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Cumulative voting on the election of directors or on any other matter submitted to the stockholders shall not be permitted." A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On September 22, 1999, the Company incorporated a wholly-owned subsidiary, in the State of Nevada, under the name "Gameplaninc.com". The Company conveyed all assets, liabilities and operations to the subsidiary.

        Public Offering
        -------------------

     In 1985, the Predecessor Company completed the offer and sale of its common voting stock to Utah residents only.

        Material Changes of Control Since Inception and Related Business History
        ------------------------------------------------------------------------

     In November 1991, Robert G. Berry individually purchased a majority of the issued and outstanding common stock of the Predecessor Company. Subsequently, the former officers and directors resigned. In 1997 Mr. Berry conveyed his entire common stock ownership to The Robert G. Berry Trust, of which he is the sole trustee (the "Trustee"). Mr. Berry does not individually own any shares in the Company. The Trust has been the majority shareholder of the Company since that time. Mr. Berry has been the Director, President, Chief Executive Officer and Treasurer of the Company ever since.

     In December of 1991, the Company merged with the Predecessor Company, leaving the Company as the surviving corporation. Mr. Berry is and remains a Director and President. A copy of the Articles of Merger are attached hereto and is incorporated herein by reference. See Item 15.

     The Company terminated its gaming consulting business in 1995. Since that time the Company has been preparing a business plan. See Item 2.

Sales of "Unregistered" and "Restricted" Securities Over the Past Three
Years
-----

     On October 7, 1996, the Company issued 4,500,000 shares of $.001 par value common stock in satisfaction of a $350,000 and $100,000 note payable. Robert G. Berry, the Company's President and a Director, was issued 3,500,000 shares and Darlene Davis was issued 1,000,000 shares. Subsequently, Mr. Berry conveyed this stock grant to the Trust, of which he is the sole trustee.

     In 1998, 3,000,000 shares of common stock were issued to the Trust for the development of a new business plan. See Part I, Item 4.

     On or about March 31, 1999, Shayne Del Cohen exercised an option to purchase 25,000 shares of common stock at 10 cents per share. See Part I, Item 4.

Business.
---------

     The Company was originally formed in 1991 for the purpose of providing gaming equipment, management contracts and consulting services for American Indian Tribes authorized to conduct gaming activities. The Company ceased operations in 1995 because it could not financially compete with larger, better financed companies with a like business purpose. The company then changed business directions and has now completed a new business plan related to the legal profession.

        The Company has set forth, herein, a discussion of proposed operations. The products and services discussed herein are considered development stage and have not progressed past theoretical discussion as they related to the Company's business plan. In addition, the Company does not have nor does it anticipate that it will have the capital resource available to acquire or develop such products in the foreseeable future.

     The Company's mission is to build an informational infrastructure based upon internet and other communications technology that allows clients to easily review, negotiate cost, retain and communicate with a qualified attorney within the appropriate venue and practice area of the law that their specific legal request requires, and to provide a mechanism by which attorneys can acquire new clients, easily communicate with ongoing clients, use alternative resolution techniques to efficiently and promptly settle disputes, determine the value of legal requests, readily communicate meaningfully with colleagues, and stay up-to-date with relevant changes in their respective fields.

     Attorney's who subscribe (hereinafter, "attorney members") to the Company's services, to include: case evaluation software and internet communication medium, will be charged a monthly membership fee that has not been estimated at this time . No memberships have been subscribed to, nor can the Company make any assurances that any memberships will be sold.

        The Company is in the development stage of preparing a business plan that will provide an information managing infrastructure and software that will allow for an attorney membership program that will offer legal services to the general public. Initially, the Company will attempt to complete the following;
         i)  completion this Form 10-SB registration statement (Form 10-SB).
        ii) patent, trademark and copyright all proprietary software, as these systems are developed.
        iii) seek and secure capitalization from traditional sources such as revolving lines of credit, secondary offerings and venture capital which are vital to success.
       (iv) seek alliances with major institutions and strategic partners, as discussed under the caption "Risk Factors"

     See   "Description   of  Business";   "Related  Party   Transaction";   and
"Management's Discussion and Analysis or Plan of Operation."

        Management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for raising capital. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, in January 1999, the Securities and Exchange Commission began requiring that all companies for which stock quotations are maintained on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"), must be subject to and in compliance the reporting requirements of the 1934 Act. See the Risk Factors, "No Established Market for Common Stock, No Established Market for Shares."

     The Company can make no assurance that the proposed business purpose will prove to be viable, due to the early stage of development, and management may elect to spin-off the wholly-owned subsidiary and reorganize the Company with a private entity that has current business operations. If the Company elects to pursue a reorganization the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

    Risk Factors.
    --------------

        Discontination of Previous Operations
        -------------------------------------

     The   Company,   having   previously   been   involved  in   gaming-related
opportunities with Indian Tribes throughout the United States, proved unsuccessful in 1995. These operations took place for approximately four years and no business operations were conducted by the Predecessor Company prior to the merger with Gameplan, Inc. The Company lacks a successful operating history and has no evidence that the proposed business plan will materialize or be successful.

        Early Stage of Development
        ----------------------------------

        As with any new business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until operations have commenced. The Company's proposed business of offering legal management software and internet service to attorney members will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

        Losses Associated with Start-Up
        ---------------------------------------

        The Company has developed what it believes to be a detailed business plan designed to develop those markets deemed viable; however, it has not put in place the infrastructure required to begin operations and accordingly lacks an operating history in its chosen industry. See Item 1, Research and Development

    An infusion of capital, is required to construct critical components such as technological infrastructure that will facilitate the use of internet technology. No means of obtaining the required capital have been pursued due to the early stage of product development. Marketing and software development, the nature of which will depend on final products and services, will be required regardless of whether revenues are realized by the Company. During this phase the Company cannot guarantee that it will be profitable during or immediately following deployment, which has not yet begun. Nor can the Company guarantee that it will become profitable after it completes its initial sales. While management believes expenditures represent prudent investments, there can be no assurance that any revenues resulting from these activities, or that revenues generated by these activities, will justify the expense incurred. See "Management's Discussion and Analysis or Plan of Operation."

        Need for Additional Financing
        -------------------------------------

        The Company has been operating on funds advanced from its majority stockholder and director, Robert G. Berry, for the last three years. The Company currently has no revenue producing operations, nor does it foresee any potential revenue as it continues to pursue research and development for the next year. The Company intends to seek and secure capitalization in the form of revolving line of credit, secondary offerings or venture capital in the amount of $5,000,000 over the next year. No efforts have been made to secure such capitalization as the principal products and services remain in the early stage of development and the Company would be unable to obtain such funding under competitive terms.

        Competition
        ---------------

        Due to the lack of companies that perform all or most of the business operations that the Company is proposing within this theoretical construct, there may exist barriers to entry or unforeseen factors that make the business plan an unfeasible pursuit. The Company, given its early stage of development may refine, rewrite, or abandon some or all of the intended services, thereby changing the competitive environment within which it operates.

        Management is not aware of any comparable companies that employ state-of-the-art information technologies, to provide a platform by which the general public can effectively retain an attorney, request legal services, control legal cost and effectively communicate with qualified attorneys.

        Moreover, no company exists, or is not found, that provides the infrastructure for an attorney membership to securely and easily interact to attain information, exchange information among colleagues, acquire legal support services, or resolve legal disputes.

        Competitive advantages or disadvantages directly related to the Company's ability of operate and provide services in an established market place cannot be determined until the Company defines, implements and begins providing products or services. Potential competitive factors may include pricing, reputation, performance record, quality of work and existence of on-going client relationships. Large national support service providers, on any given engagement, may have a competitive advantage over the Company with respect to one or more of these competitive factors. In addition, smaller local or regional firms, while not offering the range of services provided by the Company, are often able to provide the lowest price. The fragmented nature of the legal support services industry may also provide opportunities for large companies that offer complementary services to enter the market through acquisition. In the future, these and other competitive pressures could require the Company to reduce its fees or increase it spending for marketing to attract business. No assurances can be given that the Company will have the financial resources and the marketing capabilities to compete successfully in the future.

        Legal research sites, such as LawLib, at Washburn University, and the Legal Information Institute at Cornell University are available as legal background resources to the general public; however, these may be integrated as a resource that can be easily accessed and used by attorney members under the Company's proposed business plan. Therefore, these resources are not viewed as competition to the issuer, but are attractive attributes for free legal resources to heightened the conscience-awareness of the legal system to the general public and attorneys alike.

        The two main electronic legal searchable databases in America are WESTLAW and LEXIS- NEXIS. Each has a nationwide database that contains information on nearly every aspect of the law with hyperlinks to related materials. Theses electronic publishers are not competition to the Company; rather, the services of one or the other, or similar smaller electronic publisher such as LOISLAW, would be seamlessly integrated into one of numerous attorney support products offered to attorney members by the Company as proposed in the business plan.

        In addition, LEXIS-NEXIS provides one of the few attorney rating systems in its publication Martindale-Hubbel. This information will serve as objective criteria for attorney membership admission and is applauded by the Company as a viable resource for the general public to use to retain a reputable attorney.

        No Intellectual Property Rights
        --------------------------------------

        The Company currently has no intellectual property rights on either its business plan or software development. Intellectual property rights such as patents and trademarks will be sought by the Company at such time as further refinements and development have been completed that would warrant such protective measures.

        Government Regulation
        -----------------------------

        The Company's early stage of development and lack of products and services currently available in the market place limits all government regulation at this time. The Company will be required to comply with specific regulations once product development progresses to the point management will attempt to bring products and services to the market place. Management is does not have a tentative release for such products.

        As with nearly every business today, government regulations affect at least some, if not all, aspects of the business environment. The Company is not immune from government intervention. The Company is subject to federal, state, provincial and local government regulations, including those restricting the type of legal service that can be offered interstate and intrastate to the general public. The Company will scrupulously attempt to comply with all applicable regulations. However, it can not guarantee that it will satisfy all regulations or obtain all required approvals. Failure to comply with applicable regulations can, among other things, result in fines, suspensions of regulatory approvals, operating restrictions, and criminal prosecution. Changes in or additions to applicable regulations could have a negative effect on the Company and its business.

        Potential Averse Affects of Changes in the Legal System.
        -------------------------------------------------------------------

        Assuming the Company is able to complete product development, as to which there can be no assurance, it may be subject to changes in the legal system, such as;

         Direct governmental policy towards Tort Reform could alter the services provided by the Company; however, management feels that the need for alternative disputes resolution will rise under such reform, and in turn increase market pressures for such services. Moreover, since much of the Company's philosophy and beliefs promote alternate dispute resolution methods, management welcomes certain aspects of some of the proposed Tort Reforms. It should be stated that, due to the unpredictable nature of government policy, the Company can not provide assurances that all policy shifts will be beneficial to the Company. All governmental policy shifts, nonetheless, will be dealt with in a swift and scrupulous manner by the Company to align itself with the changing business environment.

        Indirect consequences of reform may hinder the Company to meet financial obligations and its ability to grow at projected rates. Although currently under heated debated in Congress, the enactment of no-fault insurance would bias the legal resolve heavily to the side of the insurance companies and big business into a mentality that "settlements are mere operating cost". Under such an environment it is conceivable that the Company's products and services that bring equality to settlements in certain kinds of cases will not be effective. The implications would serve to alter business strategy of the issuer to strengthen other business components that would best serve the general public under these circumstances.

        Future governmental regulations could hinder or restrict the use of differing information interconnected methods for the solicitation and practice of legal services over such modalities as TV, Internet, WebTV and the like. The misuses of such modalities are becoming more prevalent, causing concern and legislative scrutiny. No probably or likely outcome is insight. The enactment of regulations and restriction using these modalities could hinder the execution of the Company's business plan and hinder profitability.

        Auditor's Going Concern Opinion
        -------------------------------

        The auditors discussion on the Company's liquidity, as contained in Note 9 of the audited financial statements herein, is as follows: "The Company has incurred losses from inception amounting to $976,934, has a net working capital deficit, and has a total capital deficit at December 31, 1998. Financing the Company's activities to date has primarily been the result of borrowing from a shareholder and others. The Company's ability to achieve a level of profitable operations and/or additional financing may impact the Company's ability to continue as it is presently organized. Management is unsure of its future plans but does intend to keep the corporation in good standing for the foreseeable future."

        Potential Dilution
        ------------------

        The Company is authorized to issue 40,000,000 shares of common stock. As of June 30, 1999, only 15,225,000 shares were issued and outstanding. The issuance of additional shares in connection with any acquisition, or the raising of capital may result in substantial dilution of the holdings of current stockholders. See the heading "Plan of Operation" Part I, Item 2.

        Limited Funds Available for Operating Expenses
        ----------------------------------------------

        The Company currently has no material assets. As a result, funding necessary to meet the Company's operating expenses in the next 12 months will be advanced by its principal stockholder (Mr. Robert Berry) as loans to the Company or the Company will have to complete additional offerings or secure venture capital financing. However, the principal stockholder does not have the ability to fulfill the Company's business plan to the extent that it is discussed herein and additional capitalization will be required. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

        Voting Control Held by One Person
        -------------------------------------------

        The Robert G. Berry Trust is controlled by Robert G. Berry, its sole trustee. Since the Trust owns more than 62% of the issued and outstanding shares of the Company, this stockholder has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

       No Established Market for Common Stock; No Established Market for Shares.
        -------------------------------------------------

        Although the Company's common stock is quoted on the OTC Bulletin Board ("GPLA") of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no established market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," See Part II, Item 4.

        Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company will be eligible to retain its quotation on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

        Risks of "Penny Stock."
        ----------------------

        The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

        There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company implements its proposed business plan or completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. See Part II, Item 1.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

        Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

        Year 2000.
        ----------

        Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. While the Company will rely on an extensive computer system, this system will not be implemented until after January 1, 2000 and any adverse affects of the change of year will be correct without hindering business operations.

        Principal Products and Services.
        -------------------

        The following products and services reflect the development stage of the business plan and do not represent operations of the Company. Currently, the Company has only begun development of a personal injury case evaluation software, still in its infancy, and is making no warranties to the practicality or likelihood of success. Further, the Company will be required to obtain financing in the next twelve months, of approximately $5,000,000, if operations are to progress past research and development.

        Over the last several years, the Company has been developing a business plan that focuses on the use of internet technology case evaluation software to offer legal products and services. The Company intends to provide the public a user-friendly and effective tool to seek qualified legal professional services consistent with their legal needs. The proposed system will have the ability to provide effective communication, control legal expenses, and monitor litigation activity between the client and the representative attorney. The Company will seek to provide attorneys with alternatives to traditional forms of marketing (i.e. TV, radio, newspaper and telephone book ads) to solicit clients in a respectable, ethical, tasteful manner consistent with the high standards of the legal profession.

    The principal products being developed by issuer during the next twelve months; subject to receipt of substantial additional funding, as to which the Company can make no assurances.

       Client Products and Services.

       The Company will continue to design and implement the information handling infrastructure used by the general public to initiate, communicate, facilitate, and consummate legal service request within the attorney network. The "user friendly" gateway interface will utilize communication technology to include telephone, Internet, WebTV, personal planning devices and the like.

       Through the gateway interface the public will have the ability to easily and accurately review the qualification of any attorney member, interview and select an attorney within the venue and geographical region determined by the type of legal request. Moreover, the public will have the ability to communicate with the attorney and actively participate in the legal process.

       Attorney Products and Services.

       The Company will continue to design and develop a private / secure information network infrastructure to provide attorney members with an easy-to-use gateway interface providing attorney members with access to a personal "Virtual Network" to post resumes, pictures, and geographical location for public viewing and use as objective criteria for attorney selection. Moreover, the network will query the attorney when a legal service request has been initiated and prompt the attorney to respond and initiate a meaningful dialog with the client(s) using a private secure mode of communication.

     In addition, through a secure extranet, the attorney will have access to legal research tools, negotiation materials, proprietary case evaluation software, co-ordination of efforts with colleagues throughout the United States, timely distribution of legal news and current reliable information concerning national legal developments. The Company also hopes to provide annual dispute resolution training and seminars. However, these services have not progressed past theoretical discussion as they related to the Company's business plan and no contracts have been entered into or development of such intellectual property has transpired. In addition, the Company does not have nor does it anticipate to have the capital resource available to acquire or develop such products at this time.

      The Company's Internal Infrastructure:

       The Company will continue to design the necessary infrastructure required to facilitate the administrative functions of the network such as; computing, billing, intra-communications, marketing, and human and quality control resources. Assuming the Company is able to satisfy funding requirements, a consultant, who is yet to be identified, will be contracted to develop the system.

       The Selection of Attorney Members.

       The Company will continue to design and develop the infrastructure required to build an attorney enrollment system. It is the intention of management to develop criteria that yields only highly qualified, ethical attorneys with proven track records.

       Management believes that if rigorous selection criteria is developed for member attorneys the Company will better serve the responsibility that is given to attorney members to honestly and truthfully represent the general public and the attorney network alike. Once established, the exclusivity of being a member of a reputable attorney network will be heavily marketed to potential members and to the general public as well.


    Distribution Methods of the Products or Services:
    ---------------------------------------------------------

        Upon the implementation of the Company's proposed business operations, the use of a secure digital information system that connects members, general public and resources will be required but no development in this area has commenced or will be necessary for another year. The Company will seek to take advantage of existing communication technologies commonly available and may utilize such media as WebTV, Internet, digital cable, digital wireless devices, personal hand-held devices, automobile communication devices, teleconferencing and telephonic systems.

        Express mail will be used if verification and authentication of documents presents a security or legally enforceable problem.

    Status of any Publicly Announced New Product or Service.
    --------------------------------------------------------

        None; not applicable.

    Sources and Availability of Raw Materials and Names of Principal Suppliers.
    ---------------------------------------------------------------------------

        The Company is a service oriented organization that does not rely upon raw materials or any supplies outside those common with office management.

    Dependence on One or a Few Major Customers.
    -------------------------------------------

        The Company continues to identify strategic relationships that will further result in a competitive advantage, once operations commence. While the Company does not have the any funds to pursue any agreements with the companies identified below, they have been identified as providing a potential competitive advantage.

        The Company would benefit by a long term licensing agreement with either WESTLAW, LEXIS NEXIS or LOISLAW to secure access to their databases. No agreements are in place but preliminary informal discussions have taken place with representatives of WESTLAW and LEXIS NEXIS.

        The Company is not limited to any number of customers.

    Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
    ------------------------------

        The Company has not entered into any labor contracts but has retained Dr. Randall Stevens as a consultant to develop software. The Company has applied for trademarks on six different acronyms that are intended to help the Company establish name recognition once operations commence. In addition, the Company has obtained 24 different e-commerce domain names to deter future competitors from realizing any gain from the Company's name recognition.

    Research and Development.
    -------------------------

        Mr. Robert G. Berry has spend an estimated 2,000 hours a year for the past three years developing the Company's business plan. The plan, dealing with the background information for the business opportunities, will be published shortly after the first of next year in the hopes of securing funding. The confidential business aspects of the plan will also be completed by the first of next year. Dr. Stevens' responsibilities include the development of patents and specifications for out source software and hardware architects.

     Dr. Stevens continues to develop the Company's software, and is paid $4,300 a month. If the Company is to implement its business plan, in its entirety, estimated capital requirements of $5,000,000 for the next twelve months must be obtained. No agreements, or potential investors have been identified with respect to the capital requirements and the Company's ability to continue research and development is considered speculative.

    Number of Employees.
    --------------------

     The Company employs one non-officer, Dr. Randall Stevens, who is performing the functions noted above and is paid $4,300 per month by the Company. Robert G. Berry, President and trustee for the majority shareholder, has experience in the industry and management expects that he will have a significant effect on the Company's business. See "Description of Business" and Note 5 of the Audited Financials.

    Item 2.  Management's Discussion and Analysis or Plan of Operation.
    -------------------------------------------------------------------

    Plan of Operation.
    ------------------

        The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. Currently, the Company has no operations and no means to obtain the capital necessary to begin operations.

        The Company's plan of operation for the next 12 months is to design and develop the communication architecture based upon internet technology that will provides the "backbone" for the successful delivery of the aforementioned products and services to attorneys and the general public alike. See Item 1, Principal Products and Services.

     The Company can make no assurance that the proposed business purpose will prove to be viable, due to the early stage of development, and management may elect to spin-off the wholly-owned subsidiary and reorganize the Company with a private entity that has current business operations.

        The Company will continue to prepare case evaluation software for patents, trademarks and copyrights, respectively. Furthermore, the Company will take as necessary steps to keep the Company in good standing, prudently investigate and review any potential business venture opportunities, such as, the spinning off these proposed operations into a subsidiary that is not subject to reporting requirements until such time as the Company can develop the business plan to the point that actual operations will be conducted. Furthermore, the stockholders would receive stock positions in both the subsidiary and parent company which would be reorganized with a company that has actual operations.

        The Company will continue to seek loans from the principal stockholder to fund needed capital for development. Any such loan will not exceed $100,000 without prior Board of Director approval and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction.

        The costs incurred during this period will range from $50,000 to $100,000 dollars.

    Results of Operations.
    ----------------------

         The Company has had no material operations for over three years. It has incurred losses of ($46,264) and ($47,807), for the years ended December 31, 1998 and 1997, respectively. The Company incurred losses of ($26,430) and ($12,771), for the eight month period ended August 31, 1999 and 1998, respectively.

    Liquidity.
    ----------

        The Company had no liquidity during the years ended December 31, 1998 and 1997 except for the sale of 25,000 shares to Shayne Del Cohen who exercised an option to purchase these shares for $2,500 on March 31, 1999.

    Item 3.  Description of Property.
    ---------------------------------

        The Company has no assets, with the exception of a few items of property that are in storage. Its principal executive office address and telephone number are the home address and telephone number of Robert G. Berry, the Company's President, and are provided at no cost. Other than the development of the business plan, the Company has not commenced operations. Other activities have been limited to maintaining good standing status in the State of Nevada and preparing this Registration Statement and the accompanying financial statements. Other than the business plan that The Robert G. Berry Trust has previously been compensated for in the form of 3,000,000 shares of the stock of the Company, the remaining activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Berry of providing the use of his office and telephone have been minimal.


    Item 4.  Security Ownership of Certain Beneficial Owners and Management.
    ------------------------------------------------------------------------

    Security Ownership of Certain Beneficial Owners.
    ------------------------------------------------

        The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:

                                                  Number of Shares           Percentage
    Name and Address                              Beneficially Owned           of Class
    ----------------                              ------------------          --------

    The Robert G. Berry .......................         9,522,000            62.54%
    Trust, Robert G. Berry
    Trustee
    3701 Fairview Road
    Reno, NV 98511

    Darlene Davis .............................         1,025,000            06.73%
    7375 S. Valley View Blvd
    Las Vegas, NV 89139

    Jon T. Jenkins ............................           864,000            05.67%
    14603 Fountain Hills Blvd .................
    Fountain Hills, AZ. 85268






    Nation of the Menominee ...................         1,200,000            07.88%
    Tribe of Wisconsin
    P.O. Box 910
    Keshena, WI 54135


     Security Ownership of Management.
    ----------------------------------

        The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof, to wit:

                                                  Number of Shares
                                                  Beneficially Owned      Percentage of
    Name and Address                              as of 4/30/99             of Class
    ----------------                              ------------------      -------------
Robert G. Berry ...........................           9,522,000              62.54%
3701 Fairview Road
Reno, NV 98511

Shayne Del Cohen ..........................              25,000               0.2%
2450 Lymbery #205
Reno, NV 89509

Robert E. Deer ............................                   0               0
201 E. Fairview
Green Bay, WI 54310


    Changes in Control.
    -------------------

        There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

    Item 5.  Directors, Executive Officers, Promoters and Control Persons.
    ----------------------------------------------------------------------

    Identification of Directors and Executive Officers.
    ---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                     Date of          Date of
                    Positions      Election or      Termination
    Name              Held         Designation     or Resignation
    ----              ----          -----------    --------------
Robert G. Berry ..Director,        12/91               *
                  President,
                  C.E.O.,
                  Treasurer

Shayne Del
Cohen ............Director and     04/92               *
                  Secretary


Robert E. Deer ...Director         12/93               *


Jon T. Jenkins ...Director and     12/91               12/96
                  Executive V.P



          * These persons presently serve in the capacities indicated.

    Business Experience.
    --------------------

        Robert G. Berry, President and a director is 63 years of age. Mr. Berry received a BA from the University of Nevada in 1961 and a JD in 1963 from University of Notre Dame Law School. After spending four years in the District Attorney's office in Reno, NV., he joined the law firm of Laxalt and Berry in Carson City Nevada. His principal practice areas were plaintiff's personal injury litigation and regulatory work. While still practicing, Mr. Berry entered into a number of business ventures including shopping center and condominium development, restaurants and cattle feeding and breeding. Mr. Berry left the active practice of law in 1977 and engaged in more than 50 business ventures and operations. His last was the development of a new town in eastern Nevada. After a brief retirement period, Mr. Berry attended Harvard Law School's Program on Negotiation and Mediation in 1996, commercial mediation from A.D.R. Inc. in 1997, and advance mediation from John Paul Jones Group in 1997. In addition to writing the business plan, Mr. Berry is a Nevada Supreme Court Settlement Judge and a private mediator.

     Shayne Del Cohen, Secretary and a director is 53 years of age. Ms. Del Cohen graduated from Columbia Pacific University in 1988 with a Ph.D. in International Law, M.A. International Law from the School for International Training in 1988 and a B.A. in Community Development from Friends World College in 1970. Ms. Del Cohen is an independent Management and Development consultant since 1988.

     Robert E. Deer, a director is 55 years of age. Mr. Deer received a B.S. degree in Geology from the University of Wisconsin in 1966. Mr. Deer has also earned a Masters of Science in Water Resource Management from the University of Wisconsin in 1977 and a masters in Urban and Regional planning also from the University of Wisconsin in 1976. Mr. Deer has been employed as the area director of the Wisconsin Department of Natural Resources and other positions within the agency. He is now retired.

    Significant Employees.
    ----------------------

     The Company has no employees who are not executive officers. See "Number of Employees."

    Family Relationships.
    ---------------------

          There are no family relationships between any director or executive officer.

    Involvement in Certain Legal Proceedings.
    -----------------------------------------

        During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

        (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

        (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

        (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

    Item 6.  Executive Compensation.
    --------------------------------

        Except for the 3,000,000 shares issued to Mr. Berry, there has been no executive compensation paid by the Company for services rendered in the last three years. See Part I, Item I.

         No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1998 or 1997, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

    Compensation of Directors.
    --------------------------

        There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

    Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
    -------------

        There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

    Item 7.  Certain Relationships and Related Transactions.
    --------------------------------------------------------

    Transactions with Management and Others.
    ----------------------------------------

        Mr. Robert Berry, the Company's President and a director was issued 3,500,000 shares of $.001 par value common stock in satisfaction of a $350,000 note payable on October 7, 1996. The Robert G. Berry trust was issued 3,000,000 shares of common stock in 1998 for the development of a new business plan. Shayne Del Cohen, Secretary and a director exercised an option to purchase 25,000 shares at ten cents per share in March 1999. Management has advanced loans to the Company and are discussed in their entirety in Note 5 of the audited financial statements incorporated herein. Other than the above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

    Certain Business Relationships.
    -------------------------------

        Except as indicated under "Transactions with Management and Others", there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

    Indebtedness of Management.
    ---------------------------

        Except as indicated under "Transactions with Management and Others", there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. See the caption "Transactions with Management and Others", above.

    Parents of the Issuer.
    ----------------------

        The Company has no parents, except to the extent that The Robert G. Berry Trust, Robert G. Berry Trustee may be deemed to be a parent by virtue of its stock holdings. See the caption "Security Ownership of Certain Beneficial Owners and Management" Part I, Item 4.

    Transactions with Promoters.
    ----------------------------

        Except as indicated under "Transactions with Management and Others", there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. See the caption "Transactions with Management and Others", above.

    Item 8.  Description of Securities.
    -----------------------------------

        The Company has one class of securities authorized, consisting of 40,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

        Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares now outstanding are fully paid and non-assessable.

        There are no outstanding warrants or calls to purchase any of the authorized securities of the Company. There are outstanding options granted to Dr. Randall Stevens and James D. Johnson. The option grant to Dr. Stevens is for 10,000 shares with the total option price at $1 and the strike price at $5 per share, expiring on April 22, 2001. The option grant to James D. Johnson is for 100,000 shares with the total option price at $1 and the strike price at $1 per share, expiring on Sept. 10, 2001.

        There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.

                                             Part II


    Item 1.  Market Price and Dividends on the Registrant's
               Common Equity and Related Stockholder Matters.
               --------------------------------------------------

    Related Market Information.
    ----------------------------------

        There has never been any "established public market" for shares of common stock of the Company. The Company's common stock is quoted on the OTC Bulletin Board of the NASD under the symbol "GPLA"; no assurance can be given that any established market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any "restricted securities" may be issued in the future may have a substantial adverse impact on any such public market for the Company's common stock. A minimum holding period of one year is required for resales under Rule 144, along with compliance with other pertinent provisions of the Rule, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reoprts required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. For information regarding "restricted securities" issued by the Company during the past three years and the commencement date of the holding period of these securities, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

        The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.


                                STOCK QUOTATIONS

                                                                     CLOSING BID

    Quarter ended:                                               High          Low
    ------------------                                           -----         -----
    July 1, 1997
    through
    September 30, 1997 .......................                 .0625            .05

    October 1, 1997
    through ..................................                 .125             .0625
    December 31, 1997

    January 2, 1998
    through ..................................                 .09375           .03125
    March 31, 1998

    April 1, 1998
    through ..................................                 .03125           .03125
    June 30, 1998

    July 1, 1998
    through ..................................                 .03125           .03125
    September 30, 1998






    October 1, 1998
    through ..................................                 .03125           .01
    December 31, 1998

    January 4, 1999
    through ..................................                 .01              .01
    March 31, 1999

    April 1, 1999
    through ..................................                 .03              .01
    June 30, 1999

    Holders.
    --------

         The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 107.


    Dividends.
    ----------

        The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

    Item 2.  Legal Proceedings.
    ---------------------------

        The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

    Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
    ---------------------

        There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1998.

    Item 4.  Recent Sales of Unregistered Securities.
    -------------------------------------------------

        On October 7, 1996, the Company issued 4,500,000 shares of $.001 par value common stock in satisfaction of note payable of $350,000 and $100,000 note payable. Robert Berry, the Company's President and a Director, was issued
3,500,000 and Darlene Davis was issued 1,000,000 shares, respectively. Mr. Berry's shares were subsequently transferred to the Trust.

        In 1998, 3,000,000 shares of common stock were issued to the Trust, of which Robert G. Berry trustee, for the development of a new business plan. See
Part I, Item I.

     On or about March 31, 1999, Shayne Del Cohen exercised an option to purchase 25,000 shares of common stock at ten cents per share.

    Item 5.  Indemnification of Directors and Officers.
    ------------------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

          Section  78.751 (4) of the NRS limits  indemnification  under Sections
78.751 (1) and  78.751(2) to  situations  in which either (1) the  stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.



                                  Index to Financial Statements
                              Report of Certified Public Accountants

     Financial Statements
    --------------------------

    Audited Financial Statements for the year
    December 31, 1998
    ---------------------------------------

    Independent Auditors' Report

    Balance Sheet for the year ending December 31, 1998

    Statements of Operations for the years ending December 31, 1998 and 1997.

    Statements of Stockholders' Equity for the years ending December 31, 1998 and 1997.

    Statements of Cash Flows for the years ending December 31, 1998 and 1997

    Notes to the Financial Statements

    Unaudited Financial Statements for the eight month period ending August 31, 1999
    ------------------

    Balance Sheet

    Statement of Operations

    Statements of Cash Flows

                                        GAMEPLAN, INC.
                                 [A Development Stage Company]

                                     FINANCIAL STATEMENTS

                                  December 31, 1998 and 1997

                               [WITH INDEPENDENT AUDITORS' REPORT]







                                        GAMEPLAN, INC.
                                 [A Development Stage Company]


                                       TABLE OF CONTENTS

                                                                                                                            Page

    Independent Auditors' Report                                                                                              1

    Balance Sheets -- December 31, 1998 and 1997                                                                              2

    Statements of Operations for the Years Ended December 31, 1998 and 1997, and
    for the Period from Inception [April 27, 1984] through December 31, 1998                                                  3

    Statements of Stockholders' Equity/(Deficit) for the Years Ended
    December 31, 1998 and 1997, and for the Period from Inception
    [April 27, 1984]through December 31, 1998                                                                              4 - 5

    Statements of Cash Flows for the Years Ended December 31, 1998 and 1997, and
    for the Period from Inception [April 27, 1984] through
    December 31, 1998                                                                                                         6

    Notes to Financial Statements                                                                                          7 - 15



                                 INDEPENDENT AUDITORS' REPORT


    The Board of Directors and Shareholders
    GamePlan, Inc.

    We have audited the balance sheets of GamePlan, Inc. [a development stage company] as of December 31, 1998 and December 31, 1997, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of GamePlan, Inc. for the period from inception [April 27, 1984] through December 31, 1992, were audited by other auditors whose report dated March 31, 1993, expressed an unqualified opinion on those statements. We have previously audited the financial statements of GamePlan, Inc. as of, and for the periods ended December 31, 1993, 1994, 1995 and 1996, and expressed an unqualified opinion on those statements in our reports dated March 28, 1995, April 22, 1996, March 17, 1997 and Feberuary 27, 1998, respectively.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the financial position of GamePlan, Inc. as of December 31, 1998 and December 31, 1997, and the results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that GamePlan, Inc. will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has experienced recurring losses from operations since its inception, has a net working capital deficiency and a capital deficit which raise substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               Mantyla McReynolds

    Salt Lake City, Utah
    February 27, 1999




                                          GAMEPLAN, INC.
                                 [A Development Stage Company]
                                        Balance Sheets
                                  December 31, 1998 and 1997

                                            ASSETS

    Current Assets                                                1998                   1997
      Cash  - Note 1                                       $              193      $            41
                                                           -------------------     ----------------
                 Total Current Assets                                     193                   41

    Property and Equipment - Note 2
      Property and equipment                                           57,560               57,560
      Less: Accumulated depreciation                                  (43,531)             (35,019)
                                                           -------------------     ----------------
              Net Property and Equipment                               14,029               22,541
                                                           -------------------     ----------------

                     TOTAL ASSETS                          $           14,222      $        22,582

                                                           ===================     ================

                              LIABILITIES & STOCKHOLDERS' DEFICIT

    Current Liabilities
      Accrued liabilities - Note 3                         $              -0-      $           -0-
                                                           -------------------     ----------------
               Total Current Liabilities                                  -0-                  -0-

    Long-Term Liabilities
      Note payable - individuals - Note 5                              61,999               56,132
      Payable to shareholder - Note 4                                 188,866              158,286
                                                           -------------------     ----------------
              Total Long-Term Liabilities                             250,865              214,418
                                                           -------------------     ----------------

                   Total Liabilities                                  250,865              214,418

    Stockholders' Deficit
      Common stock -- $.001 par value; 40,000,000 shares
         authorized; 15,200,000 and 12,200,000 issued and
         outstanding at December 31, 1998 and 1997,                    15,200               12,200
respectively
      Additional paid-in capital                                      725,091              725,091
      Accumulated deficit during the development stage               (976,934)            (929,127)
                                                           -------------------     ----------------
              Total Stockholders' Deficit                            (236,643)            (191,836)
                                                           -------------------     ----------------
       TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT           $           14,222      $        22,582

                                                           ===================     ================

                        See accompanying notes to financial statements.





                                        GAMEPLAN, INC.
                                 [A Development Stage Company]
                                   Statements of Operations
                        For the Years Ended December 31, 1998 and 1997 and for the Period from Inception [April 27, 1984] through December 31, 1998

                                                                                            Inception to
                                                      1998               1997                  12/31/98
    Revenue
      Consulting fees - Note 4                  $          -0-      $       4,861      $     768,042
      Commissions - Note 6                                 -0-                -0-            137,034
      Other income - Note 8                                -0-                -0-             27,168
                                                ---------------    ---------------     --------------
               Total Revenue                               -0-              4,861            932,244
    General and administrative expenses                 25,209             31,018           1,919,585
                                                ---------------    ---------------     --------------
              Operating Loss                           (25,209)           (26,157)          (987,341)
    Other Income/(Expense)
      Interest income                                      -0-                -0-             16,064
      Interest expense                                 (22,598)           (19,292)          (375,016)
      Gain/(loss) on sale of assets - Note 8               -0-               (815)           (29,477)
                                                ---------------    ---------------     --------------
       Total Other Income/(Expense)                    (22,598)           (20,107)          (388,429)
                                                ---------------    ---------------     --------------
           Net Loss Before Taxes                       (47,807)           (46,264)          (1,375,770)
    Income taxes                                           -0-                -0-              1,164
                                                ---------------    ---------------     --------------
     Net Loss Before Extraordinary Items               (47,807)           (46,264)          (1,376,934)
    Extraordinary items
      "Lost Opportunity" settlement - Note 12                                                400,000
                                                ---------------    ---------------     --------------
     Net Income from Extraordinary Items                   -0-                -0-            400,000
                                                ---------------    ---------------     --------------
             Net Income/(Loss)                  $      (47,807)     $     (46,264)     $    (976,934)
                                                ===============    ===============     ==============
    Income/(Loss) per share
      Before extraordinary items                $         (.01)     $        (.01)     $        (.29)
      Extraordinary items                                                                        .08
                                                ---------------    ---------------     --------------
          Income/(Loss) per share               $         (.01)     $        (.01)     $        (.21)
                                                ===============    ===============     ==============
    Weighted average shares outstanding              15,200,000         12,200,000          4,740,113
                        See accompanying notes to financial statements.




                                        GAMEPLAN, INC.
                                 [A Development Stage Company]
                         Statements of Stockholders' Equity/(Deficit)
                        For the Years Ended December 31, 1998 and 1997 and for the Period from Inception [April 27, 1984] through December 31, 1998

                                                                           Accumulated
                                                           Additional    Deficit During           Net
                             Common           Common        Paid-in      the Development     Stockholders'
                             Shares           Stock         Capital          Stage          Equity/(Deficit)
                           ------------     ---------     ----------     --------------      -------------
Balance at Inception,          -0-      $    -0-      $     -0-      $         -0-       $        -0-
04/27/84

Issued 750,000 shares
of  common stock for cash       750,000          750        2,250                                3,000

Issued 2,500,000 shares
of  common stock for cash     2,500,000        2,500       19,569                               22,069

Issued 29,250,000
shares of  common stock for
cash,   12/31/91             29,250,000       29,250                                            29,250

Reverse split [1 for 5]
of   32,500,000 shares of
common stock outstanding    (26,000,000)     (26,000)      26,000                                 -0-

Expenses of merger and
stock   issuance                                          (17,028)                             (17,028)

Accumulated deficit
from   inception through                                                    (5,621)             (5,621)
12/31/91
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/91           6,500,000        6,500         30,791           (5,621)             31,670

Net loss, 1992                                                            (326,738)           (326,738)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/92           6,500,000        6,500         30,791         (332,359)           (295,068)

Issued 1,200,000 shares
of   restricted common stock
in   satisfaction of debt,  1,200,000        1,200        248,800                              250,000
12/30/93

Net loss, 1993                                                            (305,062)           (305,062)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/93           7,700,000        7,700         279,591        (637,421)           (350,130)

Net loss, 1994                                                            (306,974)           (306,974)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/94           7,700,000        7,700         279,591        (944,395)           (657,104)

Net loss, 1995                                                            (215,677)           (215,677)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/95           7,700,000        7,700         279,591      (1,160,072)           (872,781)




                                 GAMEPLAN, INC.
                          [A Development Stage Company]
                  Statements of Stockholders' Equity/(Deficit)
                 For the Years Ended December 31, 1998 and 1997
  and for the Period from Inception [April 27, 1984] through December 31, 1998
                                   [continued]

                                                                            Accumulated
                                                          Additional       Deficit During          Net
                              Common         Common         Paid-in        the Development     Stockholders'
                              Shares          Stock         Capital            Stage           Equity/(Deficit)
                           ------------     ---------     ----------      --------------     --------------

Issued 4,500,000 shares
of  common stock in
satisfaction  of debt,       4,500,000        4,500        445,500                            450,000
10/07/96

Net income, 1996                                                           277,209            277,209
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/96           12,200,000       12,200        725,091        (882,863)           (145,572)

Net income, 1997                                                           (46,264)           (46,264)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/97           12,200,000       12,200        725,091        (929,127)           (191,836)

Issued 3,000,000 shares
of common stock for R&D      3,000,000        3,000                                              3,000

Net income, 1998                                                           (47,807)           (47,807)
                           ------------     ---------     ----------     --------------      -------------
Balance, 12/31/98           15,200,000  $    15,200   $    725,091   $    (976,934)      $    (236,643)
                           ============     =========     ==========     ==============      =============







                        See accompanying notes to financial statements.



                                        GAMEPLAN, INC.
                                 [A Development Stage Company]
                                   Statements of Cash Flows
                        For the Years Ended December 31, 1998 and 1997 and for the Period from Inception [April 27, 1984] through December 31, 1998



                                                                                                       Inception to
                                                                  1998               1997              12/31/98
Cash Flows Provided by/(Used for) Operating Activities

Net Income/(loss)                                          $     (47,807)     $      (46,264)     $    (976,934)

Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation                                                  8,512              11,353            159,011

     Notes issued in exchange for interest expense                   -0-              17,265             59,588

     Notes issued in exchange for accrued interest                   -0-               1,198             49,589

     Issued common stock for development cost -
      Note 15                                                      3,000                 -0-              3,000

     Loss/(gain) on disposal of property & equipment                 -0-                 815             29,477

     Increase/(decrease) in accounts payable                         -0-              (5,118)               -0-

     Increase/(decrease) in accrued expenses                      22,597               2,330             24,927
                                                            --------------     ---------------     --------------
     Net Cash Provided by/(Used for) Operating Activities        (13,698)            (18,421)          (651,342)

Cash Flows Provided by/(Used for) Investing Activities

     Investment sales/(purchases)                                    -0-                 -0-                -0-

     Capital expenditures                                            -0-                 -0-           (519,157)

     Proceeds from disposal of property and equipment                -0-               2,580            316,641
                                                            --------------     ---------------     --------------
       Net Cash Provided by/(Used for) Investing Activities          -0-               2,580           (202,516)

Cash Flows Provided by/(Used for) Financing Activities

     Proceeds from loans                                          13,850              14,300           1,346,867

     Loan principal reductions                                       -0-                 -0-           (530,107)

     Proceeds from issuance of common stock                          -0-                 -0-             37,291
                                                            --------------     ---------------     --------------
        Net Cash Provided by/(Used for) Financing Activities      13,850              14,300            854,051
                                                            --------------     ---------------     --------------
          Net Increase/(Decrease) in Cash                            152              (1,541)               193

Beginning Cash Balance                                                41               1,582                -0-
                                                            --------------     ---------------     --------------
Ending Cash Balance                                         $         193      $           41      $         193
                                                            ==============     ===============     ==============
Supplemental disclosures

    Cash paid for interest                                  $          -0-     $           -0-     $     216,129
                                                            ==============     ===============     ==============
Non-cash financing activities

      Issued shares of common stock in satisfaction of debt $          -0-     $           -0-     $     700,000

                                                            ==============     ===============     ==============
                             See accompanying notes to financial statements.


    NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               (A)    Basis of Presentation

               The Company was originally incorporated under the laws of the State of Utah on August 26, 1981, as Sunbeam Solar, Inc. The Company was dormant until April 27, 1984, at which time common stock was issued. On December 23, 1991, the Company entered into a plan of merger with GamePlan, Inc., a Nevada corporation. GamePlan, Inc. was the surviving corporation.

               The Company is in the development stage and is exploring new ideas for its planned principal operations. During 1997 and in prior years, the Company earned revenues primarily from consulting fees.

               (B)    Cash

               Cash consists of cash on deposit in commercial banks.

               (C)    Property and Equipment

               Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets of five to ten years.

               (D)    Loss per Share

               Loss per share is based on the weighted average number of common shares outstanding. Common stock equivalents have been excluded from the calculation, as due to the loss they would be anti-dilutive.

               (E)    Additional Paid-in Capital

               The amount shown on the financial statements as additional paid-in capital consists of the proceeds from the sale of common stock in excess of its par value, reduced by any direct expenses of such sales, and the excess over par value of common stock issued in the satisfaction of debt.

    NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES[CONTINUED]

               (F)    Use of Estimates in Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    NOTE 2     PROPERTY AND EQUIPMENT

               Property and equipment are summarized as follows:

                                          1998                 1997

    Office Furniture &            $        57,560      $       57,560
     Equipment
    Less: Accumulated                     (43,531)            (35,019)
     Depreciation
                                   ---------------      --------------
    Net Property and              $        14,029      $       22,541
     Equipment
                                   ===============      ==============



    NOTE 3     ACCRUED LIABILITIES

               Accrued liabilities consist of the following:


                                               1998                 1997
    Accrued Interest on notes
     payable                           $        24,927      $        2,330

               These amounts have been rolled into long-term notes subsequent to year end. Thus, there is no current balance due in 1999.

    NOTE 4     RELATED-PARTY TRANSACTIONS

               (A)    Contracts

               In 1993, the Company entered into a series of transactions with an American Indian tribe ["Indian tribe"].

                      (i) Effective July, 1993, the Company entered into a 50/50 joint venture agreement with the Indian tribe for the purpose of pursuing Indian gaming opportunities. Under this agreement, the Company had an obligation to provide up to $1,000,000 per venture, but no more than $2,000,000 in the aggregate. Pursuant to this obligation, the Company was required to provide the Indian tribe a security interest in all of its assets. As a condition to this agreement, the Company was not allowed to pay the principal portion of the shareholder debt without the prior written consent of the tribe. This agreement was terminated by the Company effective March 5, 1996.

                      Also, as a part of the agreement mentioned above, the Indian tribe loaned the Company $250,000 at an interest rate of prime plus 2% and the Indian tribe was granted an option to purchase 1,200,000 shares of the Company's common stock for $250,000. On December 30, 1993, the Indian tribe exercised its option to purchase the stock. In consideration for the stock, the Indian tribe canceled its loan to the Company. The Company further represented to the tribe that it did not intend to issue further shares, warrants or options, except by registration under the 1933 Securities Act, and that the shares issued to the Indian tribe would be registered by the Company within two years, or when it registered any other shares for issuance or sale, subject to underwriter approval. The termination of the above-referenced agreement does not affect this portion of the agreement.

                      (ii) Effective August, 1993, the Company entered into a consulting agreement with the gaming corporation of the Indian tribe. The agreement provided for consulting fees at the rate of $22,500 per month, plus an amount equal to the advertising fee paid to an advertising agency in which an officer of the Company is an owner. During 1994, the Company received a gross amount of $30,000 per month, from which it paid $7,500 per month to the referenced advertising agency. Beginning January, 1995 and continuing through

    NOTE 4     RELATED-PARTY TRANSACTIONS [CONTINUED]

               August, 1995, the consulting fee rate increased to $25,000 per month, plus $7,500 per month advertising fee. The Company was further reimbursed for direct expenses incurred in connection with travel to the tribal corporation facilities to carry out the consulting duties provided for in the contract. As a condition to this agreement, the Company could not pay the principal portion of the shareholder debt without prior written consent of the tribal corporation. This agreement was approved by the United States Department of the Interior, a condition precedent to the agreement having force. The initial term of the agreement was one year, commencing August 18, 1993. The expiration date of August 18, 1994, was renewable by mutual agreement of the parties, for successive renewal periods totaling no more than four years, provided that the terms and conditions of the renewals did not increase the financial obligations of the Indian tribe. The agreement was canceled by the parties, and the final check under the agreement was received by the Company in August, 1995.

               (B)    Payable to Shareholder

               The amount payable to shareholder includes balances to an individual, who is also a director and the president, for amounts loaned to the Company, plus accrued interest on those loans. On February 17, 1996, the Company issued notes totaling $695,500, which extended the maturity date on a prior loan to March 2, 1997. During 1996, he advanced an additional $32,600 to the Company. On October 7, 1996, the Company issued 3,500,000 shares of $.001 par value common stock in satisfaction of $350,000 of the note payable and paid a principal reduction of $260,890 in cash. The Company paid an additional principal reduction of $20,000 on October 16, 1996. On October 17, 1996, the Company issued a new promissory note for the remaining $125,536, bearing interest at the rate of prime plus 2% and had a maturity date of on or before February 1, 1998, with no penalty for prepayment. During 1997, the individual advanced an additional $14,300 to the Company. On February 1, 1998, two new notes were executed which include principal and prior interest. During 1998, an additional $13,850 was advanced to the Company. On February 1, 1999, a new note with the same terms was issued to replace all prior notes plus accrued interest, and is due February 1, 2001.
               Interest has been accrued through 12/31/98.

    NOTE 4     RELATED-PARTY TRANSACTIONS [CONTINUED]


                                                  1998                1997
    Unsecured loans maturing 2/01/99
       plus 1998 advances from a
       director, officer and shareholder
       bearing interest at prime plus 2%    $      169,782       $      155,931

    Accrued interest payable                        19,084                2,355
                                             --------------      ---------------
    Payable to directors, officers &
     shareholders                            $      188,866       $      158,286
                                             ==============      ===============


    NOTE 5     NOTE PAYABLE - INDIVIDUALS

               The Company renewed an unsecured note on October 1, 1993, with two individuals, extending the maturity date to October 1, 1994. Principal of $245,000, along with accrued interest, were due to be paid on or before October 1, 1994, with no penalty for prepayment. During November, 1994, the Company paid a principal reduction of $45,000 along with $19,600 accrued interest, and renewed the remaining principal balance of $200,000 for a period of one year. The unsecured renewal principal amount, along with interest accruing at the rate of prime plus 2% on the unpaid principal balance, was due on or before November 1, 1995, with no penalty for prepayment. On April 26, 1995, the two individuals extended the maturity date on the $200,000 to March 6, 1996. The parties later reached an agreement to extend the maturity date of the principal and interest due under the terms and conditions of the note to January 5, 1997. On October 7, 1996, the Company issued 1,000,000 shares of $.001 par value common stock in satisfaction of $100,000 of the note payable and paid an additional $89,110 in cash. The Company issued a new promissory note for the remaining $49,600, bearing interest at the rate of prime plus 2% and had a maturity date of on or before February 1, 1998, with no penalty for prepayment. On February 1, 1998, a new promissory note was executed compounding the unpaid interest and extending the maturity date to February 1, 1999. In February, 1999, this note plus the right to receive all accrued interest was assigned to two other individuals. A new note was written naming those individuals and compounds interest through February 1, 1999. The new note plus all accrued interest is due and payable on February 1, 2001, with no penalty for pre-payment. Interest on this note has been accrued through December 31, 1998.

    NOTE 5     NOTE PAYABLE - INDIVIDUALS[CONTINUED]

               On July 5, 1995, one of the two individuals mentioned above loaned the Company an additional $25,000, with principal and interest at the rate of 10% to be repaid on or before January 5, 1996. As further consideration for the loan, the individual was also to receive 2,500 restricted shares of the Company's common stock. The parties later reached an agreement to extend the maturity date of the principal and interest due under the terms and conditions of the note to January 5, 1997. On October 7, 1996, the Company repaid the principal and interest due in full. In November 1996, a shareholder and officer of the Company transferred some of his personally owned shares of common stock to this individual in satisfaction of the contract.


    NOTE 6     COMMISSIONS

               In 1992, the Company entered into a three-year distributorship contract with a manufacturer of gaming equipment, to broker said equipment on Indian Reservations in the United States. The Company received commissions from the manufacturer on sales of the equipment.


    NOTE 7     STOCK SALE AND MERGER

               In  December,   1991,  the  Company  entered  into  a  series  of
               transactions, the principal terms of which are as follows:

               (A) The Company sold 29,250,000 shares of its previously unissued common shares to the President of GamePlan, Inc. for $.001 per share.

               (B) A plan of merger was entered into between Sunbeam Solar, Inc., a Utah corporation, and GamePlan, Inc., a Nevada corporation. GamePlan, Inc. was the surviving entity and the corporate identity of Sunbeam Solar, Inc. ceased.

               (C) Upon completion of the above activities, the Company authorized and completed a one-for-five reverse stock split of all of its then outstanding shares. This reduced the shares outstanding from 32,500,000 to 6,500,000 immediately following the reverse split.

    NOTE 8     CHARTER FEES AND SALE OF ASSETS

               During 1993, the Company entered into an agreement with an aviation company to hire the Company's airplane for charter. The agreement continued in effect until the sale of the airplane in September, 1994.

    NOTE 9     LIQUIDITY

               The Company has incurred losses from inception amounting to $976,934, has a net working capital deficit, and has a total capital deficit at December 31, 1998. Financing the Company's activities to date has primarily been the result of borrowing from a shareholder and others. The Company's ability to achieve a level of profitable operations and/or additional financing may impact the Company's ability to continue as it is presently organized. Management is unsure of its future plans but does intend to keep the corporation in good standing for the foreseeable future.

    NOTE 10    OPERATING LEASES

               Effective October 1, 1994, the Company entered into two lease agreements for office space. The lease agreements were canceled during 1995 by mutual agreement of the parties.

    NOTE 11    CHANGE IN ACCOUNTING PRINCIPLE - ACCOUNTING FOR TAXES

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which is effective for fiscal years beginning after December 15, 1992. The Standard requires the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $-0- due to operating losses carried over from prior years and the unlikely nature of future earnings. Any deferred tax benefits arising from operating losses carried forward would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses carried forward. The Company has no timing differences. Net operating loss carry forward amounts expire at various times through 2013.

    NOTE 12    "LOST OPPORTUNITY" SETTLEMENT

               On March 18, 1996, an American Indian tribe entered into an agreement with the Company to pay the Company $400,000 as a good faith settlement for lost opportunity costs incurred during the period from 1993 through 1996. The tribe paid the full $400,000 settlement to the Company on October 1, 1996.

    NOTE 13    STOCK OPTIONS/SUBSEQUENT EVENT

               On February 10, 1997, the Company entered into stock option agreements with two directors of the Company. The options provided for the purchase of a total of 50,000 shares, in two 25,000 share lots, of Company common stock at $.10 per share. On February 4, 1999 one of the options was exercised. The other option expired on February 10, 1999.

    NOTE 14    NEW BUSINESS PURPOSE

               The Company, concluding that its present business purpose was not viable long term, ceased its gaming consulting operations in 1996. Since that time, the Company's majority shareholder has developed a new business plan supported by statistics and numerous un-coded software programs. The business plan sets forth, in detail, an Internet based new methodology for the practice of law in the United States, called "The Practice of Integrative Law." It consists of a membership plan, financing, insurance, brokerage, telephony, a secure digital communications system, and the creation of a Legal Services Organization (LSOsm).

               Numerous service marks have been approved as well as registration of approximately fifteen electronic commerce addresses.

               The Plan is now complete and the Company is presently seeking the
               participation  of  venture   capitalists   and/or  exploring  the
               feasibility of a "secondary offering".


    NOTE 15    ISSUANCE OF STOCK

               On January 9, 1998, the Board of directors approved a motion to issue 3,000,000 shares of Rule 144 stock to a trust in the name of the president in consideration for the transfer of all rights, title, and interest in the new business plan noted above.

    NOTE 15    ISSUANCE OF STOCK [continued]

               The directors further resolved to enter into a stock option contract with another individual as consideration for assistance in developing the above mentioned ideas. The option contract allows the purchase of 100,000 shares of stock at $1 per share if the business concept is developed and successfully sold.

    NOTE 16    REPORTING COMPANY

               Due to recent rule changes, the National Association of Securities Dealers, Inc. now requires all non-reporting companies to be reporting companies, pursuant to applicable provisions of the Securities Exchange Act of 1934, as amended. The Company's management intends to accomplish the necessary requirements such that it will be a fully reporting company on or before the deadline in December, 1999.

                                        GAMEPLAN, INC.

                                  [A Development Stage Company]

                                Condensed Financial Statements

                                        August 31, 1999



                                        GAMEPLAN, INC.
                                  [A Development Stage Company]
                                    Condensed Balance Sheet
                                          (Unaudited)

                                            ASSETS


                                                                        August 31, 1999
                                                                   -----------------------
Current Assets

   Cash                                                             $         3,527
                                                                   -----------------------
      Total Current Assets                                                    3,527


Equipment, net                                                               10,265
Other Assets                                                                      0
                                                                   -----------------------
TOTAL ASSETS                                                       $         13,792
                                                                   =======================


                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accrued liabilities                                          $            24,927

                                                                  ----------------------
      Total Current Liabilities                                              24,927

Long-term liabilities

   Notes payable                                                            249,438
                                                                  ----------------------
      Total Liabilities                                                     274,365

Stockholders' Equity

   Common stock                                                              15,225

   Additional paid in capital                                               727,566

   Accumulated deficit during development stage                          (1,003,364)
                                                                  ----------------------
      Total Stockholders' Equity                                           (260,573)
                                                                  ----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $          13,792
                                                                  ======================


                  See accompanying notes and Independent Accountants' report


                                        GAMEPLAN, INC.
                                   [A Development Stage Company]
                              Condensed Statements of Operations
                                          (Unaudited)




                                    For the Eight           For the Eight
                                    Months Ended            Months Ended
                                   August 31, 1999         August 31, 1998
                               ----------------------- -----------------------

Revenues                       $              -0-      $              -0-
                               ----------------------- -----------------------

General and administrative
 expense                                   26,430                  12,771
                               ----------------------- -----------------------
Operating Loss                            (26,430)                (12,771)

                               ----------------------- -----------------------
Net Loss                       $          (26,430)     $          (12,771)
                               ======================= =======================

Net Loss per Share             $            (0.01)     $            (0.01)
                               ======================= =======================

Weighted Average Number
 of Shares Outstanding                 15,213,194             15,200,000
                               ======================= =======================

              See accompanying notes and Independent Accountants' report





                                        GAMEPLAN, INC.
                                   [A Development Stage Company]
                              Condensed Statements of Cash Flows
                                          (Unaudited)



                                                         For the Eight        For the Eight
                                                         Months Ended         Months Ended
                                                        August 31, 1999      August 31, 1998
                                                    -------------------- -----------------------
Cash Flows Used for Operating Activities:

  Net Loss                                          $       (26,430)     $         (12,771)

  Adjustments to reconcile net loss to
   net cash used for operating activities:

  Depreciation                                                3,764

  Increase in other current assets

  Increase (decrease) in current liabilities

                                                    -------------------- -----------------------
Net Cash Flows Used for Operating Activities                (22,666)               (12,771)


Cash Flows Used for Investing Activities:

                                                    -------------------- -----------------------
   Net Cash Flows Used for Investing Activities                 -0-                     -0-


Cash Flows Provided by Financing Activities

      Principal increase shareholder loan                    23,500                 12,850

      Stock issued for options                                2,500
                                                    -------------------- -----------------------
Net Cash Flows Provided by Financing Activities              26,000                 12,850

Net Increase (Decrease) in Cash                               3,334                     79

Beginning Cash Balance                                          193                     41
                                                    -------------------- -----------------------
Ending Cash Balance                                 $         3,527      $              120
                                                    ==================== =======================

                  See accompanying notes and Independent Accountants' report


                                        GAMEPLAN, INC.
                                   [A Development Stage Company]
                            Notes to Condensed Financial Statements
                                        August 31, 1999


        PRELIMINARY NOTE

        The accompanying condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.


               ORGANIZATION AND MERGER

        GamePlan, Inc. ("GamePlan" or "Company") was originally incorporated under the laws of the State of Utah on August 26, 1981, as Sunbeam Solar, Inc. The Company was dormant until April 27, 1984, at which time common stock was issued. On December 23, 1991, the Company entered into a plan of merger with GamePlan, Inc., a Nevada corporation. GamePlan, Inc. was the surviving corporation. The Company is in the development stage and is exploring new ideas for its planned principal operations.


        COMMON STOCK

        On February 4, 1999, a director exercised options to purchase 25,000 shares of common stock at $0.10 per share. The Company received $2,500 on March 25, 1999.

    PART III

    Item 1.  Index to Exhibits.
    ---------------------------

              The  following  exhibits are filed as a part of this  Registration
    Statement:


    Exhibit
    Number      Description*
    ------      ------------

    3.1       Initial Articles of Incorporation for GamePlan Inc. a Nevada
               corporation, as filed on December 26, 1991.

    3.2       By-laws, as adopted on December 26, 1991.

    3.3i      Articles of Merger of Gameplan, Inc.,
               as filed on December 31, 1991.

    3.3ii     Articles  of  Amendment  to the  Articles  of  Incorporation,
               change authorized capital, as filed on December 30, 1993.

    27        Financial Data Schedule


              * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                            SIGNATURES

              In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            GAMEPLAN,  INC.

    Date: SEPT. 22, 1999                /S/ ROBERT G. BERRY
                                        -----------------------------
                                        Robert G. Berry, Director and President


    Date: SEPT. 22, 1999                /S/ SHAYNE DEL COHEN
                                        -----------------------------
                                        Shayne Del Cohen, Director and Secretary

                                     ARTICLES OF INCORPORATION

                                                OF

                                          GAMEPLAN, INC.


          The undersigned incorporator, being a natural person 18 years of age acting as the sole incorporator of the above-named corporation
      (hereinafter referred to as the "Corporation"), hereby adopts the following Articles of Incorporation for the Corporation.


                                             ARTICLE I
                                               NAME

                       The name of the Corporation shall be: GamePlan, Inc.


                                            ARTICLE II
                                        PERIOD OF DURATION

          The Corporation shall continue in existence perpetually unless sooner dissolved according to law.


                                            ARTICLE III
                                        PURPOSES AND POWERS

          The purpose or purposes for which the Corporation is organized is to seek, investigate, acquire interests in, and dispose of business opportunities, ventures, enterprises, or assets, including those involving or related to the entertainment business-, to own and operate any enterprise whatsoever; to acquire, hold, and dispose of real or personal property of any kind or nature, tangible or intangible; and to do any and every act or thing proper or necessary and incidental to the foregoing and conduct any lawful business for which a corporation may be organized under the laws of the state of Nevada.


                                            ARTICLE IV
                                         AUTHORIZED SHARES

          The Corporation is authorized to issue a total of 50,000,000 shares, consisting of 10,000,000 shares of preferred stock, par value $0.001 per share (hereinafter the "Preferred

      Stock"), and 40,000,000 shares of common stock, par value $0.001 per share (hereinafter the "Common Stock").


                                             ARTICLE V
                                         CLASSES OF STOCK

          A statement of the designations and the powers, preferences, rights, qualifications, limitations, or restrictions of the shares of stock of each class and series which the Corporation is authorized to issue is as follows:

          I. Preferred Stock. Of the 10,000,000 shares of Preferred Stock, 5,000,000 shares shall be reserved for issuance exclusively to Indian nations, tribes, or bands within the United States of America.

          Shares of Preferred Stock shall be nonassessable and may be issued in one or more series as may from time to time be determined by the board of directors. Each series shall be distinctly designated. All shares of any one series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional, or other rights of each such series or qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Subject to the limitations set forth in paragraph 3 of this article V, the board of directors of the Corporation is hereby expressly granted authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of Preferred Stock, the designation, powers, preferences, and relative, participating, optional, or other rights or the qualifications, limitations, or restrictions thereof, including, without limiting the generality of the foregoing, the following:

                (a) The  distinctive  designation of and the number of shares of
            Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof outstanding) from time to time by action of the board of directors;

                (b) The rate and times at which, and the terms and conditions on which, dividends, if any, on the shares of the series shall be paid, the extent of the preferences or relation, if any, of such dividends to the dividends payable on any other class of stock or series of Preferred Stock, and whether such dividends shall be cumulative or noncumulative;

                (c) The right, if any, of the holders of shares of the series to convert the same into or exchange the same for any other class of stock or series of Preferred Stock of the Corporation and the terms and conditions of such conversion or exchange;

                (d) Whether  shares of the series shall be subject to redemption and the redemption price or prices, including, without limitation, a redemption price or prices payable in shares of any class of stock or series of Preferred Stock, cash, or other property and the time or times at which, and the terms and conditions on which, shares of the series may be redeemed;

                (e) The rights and  preferences  of the holders of the shares of the series on voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution, or winding up of the Corporation;

                (f) The terms of the sinking fund or redemption or purchase amount, if any, to be provided for shares of the series; and

                (g)The voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include: (i) the right to more or less than one vote per share on any or all matters voted on by the shareholders, and (ii) the right to vote as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class on such matters, under such circumstances, and on such condition as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the Corporation in the event of a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and on such conditions as the board may determine.

               2. Common Stock, The Common Stock of the Corporation shall be nonassessable and shall have the following powers, preferences, rights, qualifications, limitations, and restrictions:

                             (a) with respect to preferential dividends of Preferred Stock (fixed in accordance with the provisions of paragraph I of this article V), if any, shall be met, the

Corporation complies with all requirements, if any, with respect to the setting aside of funds in sinking funds or redemption or purchase accounts (fixed in accordance with the provisions of paragraph l(a) of this article V), and any other conditions which may be affixed in accordance with the provisions of paragraph 1 of this article V are satisfied, then, but not otherwise, the holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the board of directors,

      (b) After distribution in full of the preferential amount (fixed in accordance with the provisions of paragraph I of this article V), if any, to be distributed to the holders of Preferred Stock in the event of a voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to stockholders, pro rata on the basis of the number of shares of Common Stock held: and

      (c) Except as may otherwise be required by law, these articles of incorporation of the Corporation, or the provisions of the resolution or resolutions as may be adopted by the board of directors pursuant to paragraph I of this article V, in all matters as to which the vote or consent of stockholders of the Corporation shall be required to be taken, the holders of the Common Stock shall have one vote per share of Common Stock held. Cumulative voting on the election of directors or on any other matter submitted to the stockholders shall not be permitted.

      3  Other Provisions

      (a) The relative powers, preferences, and rights of each series of Preferred Stock in relation to the powers, preferences, and rights of each other series of Preferred Stock shall, in each case, be as fixed from time to time by the board of directors in the resolution or resolutions adopted pursuant to authority granted in paragraph I of this article V and the consent by class or series vote or otherwise of the holders of any series of Preferred Stock as are from time to time outstanding shall not be required for the issuance by the board of directors of any other series of Preferred Stock whether the powers, preferences, and rights of such other series shall be fixed by the board of directors as senior to or on a parity with the powers, preferences, and rights of such outstanding class or series, or any of them; provided, however, that the board of directors may provide in such resolution or resolutions adopted with respect to any series of Preferred Stock that the consent of the holders of the outstanding shares of any class or series shall be required for the issuance of any or all other series of Preferred Stock, the vote required to constitute consent, and the procedure by which consent shall be obtained.

      (b) Subject to the provisions of subparagraph (a) of this paragraph, shares of any class of stock or series of Preferred Stock may be issued from time to time as the board of directors shall determine and on such terms and for such consideration as shall be fixed by the board of directors.


         (c) No holder of any of the shares of any class or series of stock or of options, warrants, or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Corporation or of any class or series, or bonds, certificates of indebtedness, debentures, or other securities convertible into or exchangeable for stock of the Corporation of any class or series, or carrying any rights to purchase shares of any class or series, but any such unissued stock, additional authorized issue of shares of any class or series of stock, or purchase stock, into or exchangeable for stock carrying any right to disposed of pursuant to resolution of the board of directors to such persons, firms, corporations, or associations and on such terms as may be deemed advisable by the board of directors in the exercise of its sole discretion.

       (d) Subject to the requirements and limitations of the corporation laws of the state of Nevada, the Corporation shall have the right to redeem shares of Preferred or Common Stock pursuant to the terms and conditions of these articles of incorporation if the board of directors determines, in its sole discretion, that such action is necessitated by a shareholder's inability to obtain any licensing or regulatory approval required in order for the Corporation to meet the gaming requirements in any state in which the Corporation is then engaged or proposes to engage in gaming or similar activities requiring such licensing. Shares of Preferred or Common Stock are subject to redemption by the Corporation on 30 days' written notice specifying the date on which the shares shall be redeemed, subject to the right of such shareholder during such 30-day period to sell or otherwise dispose of such shares to such third party or parties and for such price and on such terms and conditions as may be acceptable to such shareholder. The Corporation may redeem a portion or all of the issued and outstanding shares of a shareholder subject to the limitations and conditions herein. The redemption does not have to be on a pro rata basis. The redemption price shall be based on the fair market value for such shares on the close of business on the day prior to the date of the notice of redemption and determined by the medium between the closing bid and asked quotations for such stock on the close of business on such date, if the stock is then quoted in an interdealer quotation medium or, otherwise, at the net book value per share of' the Corporation as of the end of its most recent fiscal year as reported on the Corporation's most regular financial statements, which need not be audited. In all instances the board of directors shall have complete authority to determine upon and take the necessary proceedings fully to effect the redemption of the shares selected for redemption and the cancellation of the certificates representing such shares and any such action by the board of directors shall, in the absence of fraud, be deemed conclusive. Upon the completion of such redemption, the rights of holders of the shares of Preferred or Common Stock which have been redeemed and called in shall in all respects cease, except that such holders shall be entitled to receive the redemption price for their shares. Whenever any shares of Preferred or Common Stock of the Corporation are redeemed as herein authorized, the Corporation may, by resolution of its board of directors, cancel such shares and return them to the status of authorized but unissued shares. The redemption price shall be paid in cash.

                                          ARTICLE VI
                           TRANSACTIONS WITH OFFICERS AND DIRECTORS

      No contract or other transaction between the Corporation and any other firm or corporation shall be affected by the fact that a director or officer of the Corporation has an interest in, or is a director or officer of, such other firm or corporation. Any officer or director, individually or with others, may be a party to, or may have an interest in, any transaction of the Corporation or any transaction in which the Corporation is a party or has an interest. Each person who is now or may become an officer or director of the Corporation is hereby relieved from liability that he might otherwise incur in the event such officer or director contracts with the Corporation, individually or in behalf of another corporation or entity in which he may have an interest; provided, that such officer or director acts in good faith.


                                          ARTICLE VII
                                    LIMITATION ON LIABILITY

      A director or officer of the Corporation shall have no personal liability to the Corporation or its stockholders for damages of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes, as it may from time to time be amended or any successor provision thereto.


                                         ARTICLE VIII
                      INDEMNIFICATION OF OFFICERS, DIRECTORS, AND OTHERS

      The Corporation shall have the power to indemnify each director, officer, employee, or agent of the Corporation and their respective heirs, administrators, and executors against all liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee, or agent of the Corporation, to the full extent permitted by the laws of the state of Nevada now existing or as such laws may hereafter be amended.


                                          ARTICLE IX
                            REGISTERED OFFICE AND REGISTERED AGENT

      The address of the Corporation's principal office in the state of Nevada is 241 Ridge Street, Reno, Nevada 89505. The name and address of its initial resident agent is Sierra Corporate Services, Either the registered office or the resident agent may be changed in the manner provided by law.


                                           ARTICLE X
                                          AMENDMENTS

      The Corporation reserves the right to amend, alter, change, or repeal all or any portion of the provisions contained in these articles of incorporation from time to time in accordance with the laws of the state of Nevada, and all rights conferred on stockholders herein are granted subject to this reservation.


                                          ARTICLE XI
                                ADOPTION OR AMENDMENT OF BYLAWS

      The initial bylaws of the Corporation shall be adopted by the board of directors. The power to alter, amend, or repeal the bylaws or adopt new bylaws shall be vested in the board of directors, but the stockholders of the Corporation may also alter, amend, or repeal the bylaws or adopt new bylaws. The bylaws may contain any provisions for the regulation or management of the affairs of the Corporation not inconsistent with the laws of the state of Nevada now or hereafter existing.


                                          ARTICLE XII
                                           DIRECTORS

      The governing board of the Corporation shall be known as the board of directors. The number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation, except that at no time shall there be less than three directors. The original board of directors shall consist of three persons. The name and address of each person who is to serve as director until the first annual meeting of stockholders and until his or her successor is elected and shall qualify is as follows:

      Name                                                Address

      Robert G. Berry                                   3701 Fairview Road
                                                        Reno, Nevada 89511

      Kevin M. Berry                                    3701 Fairview Road
                                                        Reno, Nevada 99511

      John T. Jenkins                                   7271 Mountain Moss
                                                        Las Vegas, Nevada 89117


                                         ARTICLE XIII
                                         INCORPORATORS

      The name and mailing address of the sole incorporator signing these articles of incorporation is as follows:

                      Name                                             Address

             Robert G. Berry                                  3701 Fairview Road
                                                              Reno, Nevada 89511

      1the undersigned, being the sole incorporator of the Corporation herein before named, do make and file these articles of incorporation, hereby declaring that the facts herein are true.

      DATED this 2nd day of December 1991.




                                      /S/ Robert G. Berry



STATE OF UTAH
                                              Ss
COUNTY OF SALT LAKE

      On 2nd day of December, 1991, personally appeared before me, the undersigned notary public, Robert G. Berry, who being by me first duly sworn, declared that he is the sole incorporator of GamePlan, Inc., that he signed the foregoing articles of incorporation, and that the statements contained therein are true.

                                        BYLAWS

                                          OF

                                    GAMEPLAN, INC.

                                 A NEVADA CORPORATION



                                   TABLE OF CONTENTS


                                      PAGE
ARTICLE 1.     OFFICES            1
               Section I
               Section 2

ARTICLE II.    MEETINGS OF STOCKHOLDERS 1
               Section I          1
               Section 2          1
               Section 3          1
               Section 4.         1
               Section 5          1
               Section 6          2
               Section 7          2
               Section 8          2
               Section 9          2
               Section 10         2

ARTICLE III.   DIRECTORS          2
               Section I          2
               Section 2          2
               Section 3.         3
               Section 4          3
               Section 5          3
               Section 6          3
               Section 7          3
               Section 8.         3
               Section 9          3
               Section 10         3
               Section 11         3
               Section 12         4

ARTICLE IV.  NOTICES              4

               Section 1.         4
               Section 2          4
               Section 3          4

ARTICLE V.     OFFICERS           4
               Section I          4
               Section 2          4
               Section 3          4
               Section 4          4
               Section 5          5
               Section 6          5
               Section 7          5
               Section 8          5
               Section 9          5
               Section 10         5
               Section 12         5
               Section 12         5

ARTICLE VI. CERTFICATES OF STOCK  6
               Section I          6
               Section 2          6
               Section 3          6
               Section 4          6
               Section 5          6
               Section 6          7

ARTICLE VII.  GENERAL PROVISIONS  7
               Section I          7
               Section 2          7
               Section 3          7
               Section 4          7
               Section 5          7
               Section 6          7
               Section 7          8

ARTICLE VIII.  AMENDMENTS         8

    CERTIFICATE                   8

                                        BYLAWS
                                          OF
                                    GAMEPLAN, INC.

                                       ARTICLE I
                                        OFFICES

               Section 1. The principal office shall be at 241 Ridge Street, Reno, Nevada 89505.

Section 2. The corporation may also have offices at such other places both within and without the state of Nevada as the board of directors may from time to time determine or the business of the corporation may require.


                                      ARTICLE II
                               MEETINGS OF STOCKHOLDERS


        Section 1. The annual meeting of the stockholders shall be held at the principal executive offices of the Corporation or such other place as the board of directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the state of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders shall be held at such place and time not less than 90 nor more then 180 days after the end of the Corporation's fiscal year as the board of directors shall determine, at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president arid shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the president or a vice president, or the secretary, or an assistant secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and place at which it is to be held, which may be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than I0 nor more than 60 days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears on the records of the Corporation and on such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date on which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association, or partnership. In the event of the transfer of stock after delivery or mailing of the notice of, and prior to the holding of, the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6. The holders of at least 33 1/3% of' the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy shall constitute a quorum at all meetings of the stockholders or for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however; such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting form time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 8. Every stockholder of record of the Corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the Corporation,

Section 9. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the Corporation.

Section 10. Any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                      ARTICLE III
                                       DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be three. The board of directors may increase or decrease the number of directors by resolution to not less than three. The directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this article III, each director elected shall hold office until his successor is elected and qualified. Directors need not be residents of the state of incorporation or stockholders of the Corporation.

Section 2. Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors then in office, though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

Section 3. The business of the Corporation shall be managed by its board of directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, by the articles of incorporation, or by these bylaws, directed or required to be exercised or done by the stockholders.

Section 4. The board of directors of the Corporation may hold meetings, both regular and special, either within or without the state of Nevada

Meetings of the Board of Directors

Sect ion 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided, a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by the board.

Section 7. Special meetings of the board of directors may be called by the president or secretary or written request of two directors. Written notice of special meetings of the board of directors shall be given to each director at least five days before the date of the meeting.

Section 8. Members of the board of directors may participate in a meeting of the board of directors or a committee of the board of directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting

Section 9. A majority of' the board of directors, at any meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter, thereof.

Committees of Directors

Section 10. The board of directors may, by resolution passed by a majority, of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in the resolution, shall have and may exercise the power of the board of directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee of committees shall have such name or names as may be determined from time to time by resolutions adopted by tire board of directors

Section I 1. The committees shall keep regular minutes of their proceedings and report the same to the board when required.

Compensation of Directors

Section 12. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                                      ARTICLE IV
                                        NOTICES

Section 1. Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 2. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without rejection, the doings of such meeting shall be as valid as if a meeting had regularly been called and notices, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or if such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statutes, of the articles of incorporation, or of these bylaws, a waiver thereof in writing, signed by the person or person entitled to said notice. whether before or after the time stated therein, shall be deemed equivalent thereto.

                                         ARTICLE V
                                         OFFICERS

Section 1. The officers of the Corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary, and a treasurer. Any person may hold two or more offices.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a vice-president, a secretary, and a treasurer, none of whom need be a member of the board of directors.

Section 3. The board of directors may appoint additional vice-presidents, assistant secretaries, assistant treasurers, and such other officers and agents and it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

Section 4. The salaries of all officers and agents of the Corporation, shall be fixed by the board of directors.

Section 5. The officers of the Corporation shall hold office until their successors are chosen and shall qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the Corporation by death, resignation, removal, or otherwise shall be filled by the board of directors.

The President

Section 6. The president shall be the chief executive officer of the Corporation, shall preside at all meetings of' the stockholders and the board of directors, shall have general and active management of the business of the Corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the Corporation.

The Vice-President

Section 8. The vice-president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties as the board of directors may from time to time prescribe.

The Secretary

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the Corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the treasurer or an assistant secretary.

The Treasurer

Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belong to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board of directors.

Section 11. He shall disburse the funds of the Corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

Section 12. If required by the board of directors, he shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the Corporation.

                                      ARTICLE VI
                                 CERTIFICATES OF STOCK

Section 1. Every stockholder shall be entitled to have a certificate, signed by the president or any vice-president and the treasurer or any assistant treasurer, or the secretary or any assistant secretary of the Corporation, and sealed with the seal (which may be a facsimile, engraved or printed) of the Corporation, certifying the number of shares owned by him in the Corporation. When the Corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth on the face or back of the certificate, or the certificate shall have a statement that the Corporation will furnish to any stockholders on request and without charge, a full or summary statement of the designations, preferences, and relative, participating, optional, or other special rights of the various classes of stock or series thereof and the qualifications, limitations, or restrictions of such rights, and, if the Corporation shall be authorized to issue only special stock, such certificate shall set forth in full or summarize the rights of the holders of such stock.

Section 2. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the Corporation may be printed or lithographed on such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates, shall cease to be such officer or officers of the Corporation, whether because of death, resignation, or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be the officer or officers of such Corporation.

Lost Certificates

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall required and/or give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Transfer of Stock

Section 4. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

Closing of Transfer Books

Section 5. The directors may prescribe a period not exceeding 60 days prior to any meeting of the stockholders during which no transfer of stock on the books of the Corporation may be made, or may fix a day not more than 10 days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and any stockholders of record on such day shall be entitled to notice or to vote at such meeting.

Registered Stockholders

Section 6. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the state of Nevada.


                                      ARTICLE VII

                                  GENERAL PROVISIONS

Dividends

Section 1. Dividends upon the capital stock of the Corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock subject to the provisions of the articles of incorporation

Section 2. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.

Checks

Section 3. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Fiscal Year

Section 4. The fiscal year of the Corporation shall be fixed by resolution of the board of directors.

Seal

Section 5. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation, and the words "Corporate Seal, Nevada."

Indemnification

Section 6. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative, except an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 7. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonable, incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnify, for such expenses as the court deems proper.

                                     ARTICLE VIII
                                      AMENDMENTS

Section 1. These bylaws may be altered or repealed at any regular meeting of the stockholders or of the board of directors, or at any special meeting of the stockholders or of the board of directors, if notice of such alteration or repeal be contained in the notice of such special meeting.



                                      CERTIFICATE

The undersigned does hereby certify that he/she is an officer of Gameplan, Inc., a corporation duly organized and existing under and by virtue of the laws of the state of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of said corporation on the 26th day of December, 1991; and that the above and foregoing bylaws are now in full force and effect and supersede and replace any prior bylaws of the corporation.

      DATED this 26th day of December, 1991.
                                                     /S/ ROBERT G BERRY
                                                     President

                                      ARTICLES OF MERGER

                                              OF

                           SUNBEAM SOLAR, INC. (A UTAH CORPORATION)
                                         WITH AND INTO
                             GAMEPLAN, INC. (A NEVADA CORPORATION)

     THESE ARTICLES OF MERGER are executed and entered into this 23rd day of December, 1991, by and between GAMEPLAN, INC., a Nevada corporation (hereinafter referred to as "GamePlan" or the "Surviving Corporation"), and SUNBEAM SOLAR, INC., a Utah corporation (hereinafter referred to as "Sunbeam").

                                          WITNESSETH

                                I. PLAN OF MERGER

      Pursuant to these Articles of Merger, it is intended and agreed that Sunbeam will be merged with and into GamePlan and that GamePlan shall be the Surviving Corporation with the name of GamePlan, Inc., as provided below. The terms, conditions, and understandings of the merger are set forth in the Plan of Merger between GamePlan and Sunbeam dated as of November, 1991, a copy of which is attached hereto as exhibit "A" and incorporated herein by this reference.

                     II. ARTICLES OF INCORPORATION AND BYLAWS

      On the consummation of the merger, the articles of incorporation and bylaws of GamePlan shall be the articles of incorporation and bylaws of the Surviving Corporation.


                         III.  NAME OF SURVIVING CORPORATION

      The name of the Surviving Corporation, which will continue in existence after the merger, shall be GamePlan, Inc.


             IV. AUTHORIZED AND OUTSTANDING SHARES OF SUNBEAM

      Sunbeam is authorized to issue 40,000,000 shares of common stock, par value $0,001 per share, of which 32,500,000 shares are issued and outstanding as of the date hereof.


             V. AUTHORIZED AND OUTSTANDING SHARES OF GAMEPLAN

      GamePlan is authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding as of the date hereof and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the date hereof.


                          VI. APPROVAL BY SHAREHOLDERS OF SUNBEAM

      The Plan of Merger Submitted to the stockholders of Sunbeam as required by law, and of the 32,500,000 shares of common stock of Sunbeam issued and outstanding, 30,430,000 shares were voted in favor of entering into the Agreement and Plan of Merger, and no shares of common stock of Sunbeam voted against, and no shares abstained, all in accordance with the provisions of the Utah Business Corporation Act. Such shares were voted as a class; no shares of any other class of stock were issued and outstanding and entitled to vote thereon.


                         APPROVAL BY SHAREHOLDERS OF GAMEPLAN

      The Plan of Merger was submitted to the stockholders of CamePlan as required by law, and all 100 shares of common stock of GamePlan issued and outstanding were voted in favor of entering into the Plan of Merger, with no shares of common stock of GamePlan voting against or dissenting, all in accordance with the provisions of the Nevada Revised Statutes. Such shares were voted as a class; no shares of any other class of stock were issued and outstanding and entitled to vote thereon.

                  VIII.  AGREEMENT OF SURVIVING CORPORATION

      The Surviving Corporation hereby consents and agrees that:

            (a) The Surviving Corporation may be served with process in the state of Utah in any proceeding for the enforcement of any obligation of Sunbeam and in any proceeding for the enforcement of the rights of a dissenting shareholder of Sunbeam against the Surviving Corporation;

            (b) The director of the Division of Corporations and Commercial Code of the state of Utah shall be, and hereby is, irrevocably appointed as the agent of such Surviving Corporation to accept service of process in any such proceeding; and

            (e) Such Surviving Corporation will promptly pay to the dissenting shareholders of Sunbeam the amount, if any, to which they shall be entitled under the provisions of the Utah Business Corporation Act with respect to the rights of dissenting shareholders.

      IN  WITNESS  WHEREOF,  the  undersigned  corporations,   acting  by  their
      respective vice presidents and secretaries have executed these Articles of Merger as of the date first above written.

Attest:                                  SUNBEAM SOLAR, INC., a Utah Corporation

   By  /S/ JON  JENKINS                                By /S/ ROBERT G. BERRY


Attest:                                  GAMEPLAN, INC, a Nevada Corporation

By  /S/ JON  JENKINS                               By /S/ ROBERT G. BERRY

                               CERTIFICATE OF AMENDMENT

                          OF THE ARTICLES OF INCORPORATION OF

                                    GAMEPLAN, INC.

               We, the undersigned, Robert G. Berry, President, and Jon Jenkins,
               Secretary,   of  GamePlan,   Inc.,  a  Nevada   corporation  (the
               "corporation") do hereby certify:

                      That pursuant to the  unanimous  consent of the members of the Board of Directors of the corporation, and the consent of a stockholder owning in excess of a majority of the outstanding shares of common voting stock of the corporation entitled to vote on an amendment to the Articles of Incorporation, the following resolution to amend the Articles of Incorporation was adopted, ratified and approved:

                      RESOLVED,   the   corporation   amend  its   Articles   of
               Incorporation as follows, to-wit:

                                      ARTICLE IV
                                   AUTHORIZED SHARES

                      The aggregate number of shares which this Corporation shall have authority to issue is 40,000,000 shares of common voting stock of a par value of one mill ($0.001) per share. All stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.


                                       ARTICLE V
                                  SHAREHOLDER RIGHTS

                      The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine.

                      Shareholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Cumulative voting on the election of directors or on any other matter submitted to the stockholders shall not be permitted.

                      Second,   the   number  of   shares  of  the   corporation
               outstanding and entitled to vote on an amendment to the Articles of Incorporation was 6,500,000; the amendment has been consented to and unanimously approved by the Board of Directors and a stockholder holding a majority of each class of stock outstanding and entitled to vote thereon.


                                            /S/ ROBERT G. BERRY
                                            President

                                            /S/ JON JENKINS
                                            Secretary